UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-37381

XYLO TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

10 HaNechoshet Street, Tel-Aviv, 6971072, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

Xylo Technologies Ltd. (the “Company”) hereby announces that on March 24, 2025, Gix Internet’s (45.75% owned by the Company) subsidiary, Viewbix Inc. (“Viewbix”) entered into a securities exchange agreement (the “Agreement”) with Metagramm Software Ltd., an Israeli company (“Metagramm”), and all of the shareholders of Metagramm (the “Metagramm Shareholders”), pursuant to which Viewbix issued the Metagramm Shareholders an aggregate of 19.99% of its issued and outstanding capital stock on a pro rata and post-closing basis, equal to 1,323,000 shares of Viewbix’s common stock, in exchange for 100% of Metagramm’s issued and outstanding share capital on a fully diluted and post-closing basis, equal to 718,520 Metagramm ordinary shares (the “Acquisition”). The Acquisition was completed on March 24, 2025 and resulted in Metagramm becoming a wholly owned subsidiary of Viewbix. In connection with a request for a tax ruling with the Israeli Tax Authority, the shares of Viewbix’s common stock issued at the closing will be held in escrow for 30 days from the closing for the benefit of the Metagramm Shareholders.

Viewbix also agreed to pay the Metagramm Shareholders cash earn-out payments of up to an aggregate sum of $2.0 million on a pro rata basis upon the achievement of certain financing and revenue milestones during the three-year period following the closing date of the transactions contemplated by the Agreement. In connection with the Agreement, Viewbix and Metagramm terminated the securities exchange agreement that Viewbix and Metagramm previously entered into on July 31, 2024.

The Agreement contained customary representations, warranties and agreements by each of Viewbix, Metagramm and the Metagramm Shareholders. The representations, warranties and covenants contained in the Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and were subject to limitations agreed upon by the contracting parties.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xylo Technologies Ltd.

Date: March 27, 2025	By:	/s/ Tali Dinar
Tali Dinar
Chief Financial Officer

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